# GRUPO CARSO, S.A.B. DE C.V.

May 2, 2007

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: Grupo Carso, S.A.B. de C.V.
File Number: 82-3175

Enclosed, find the audited consolidated financial statements as of December 31,2006 and 2005 for GRUPO CARSO, S.A.B. DE C.V.

This statements are the translated versions wich are sent every year to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV).

Included are:

Balance sheet, income statement of changes in financial position, breakdown of main concepts, ratios, data per share, and integration of the paid social capital stock.

PROCESSED
MAY 0 9 2007
THOMSON FINANCIAL

The following information is also sent to the BMV:

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements.

07023238

Sincerely.

C.P. Quintín Humberto Botas Hernández
Attorney in fact

Lic. Alejandro Archundia Becerra
Attorney in fact

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 4 YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

BALANCE SHEETS

AT DECEMBER 31 OF 2006 AND 2005 CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos) Final Printing

| REF S | CONCEPTS | CURRENT YEAR | | PREVIOUS YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| s01 | TOTAL ASSETS | 90,573,191 | 100 | 86,832,151 | 100 |
| s02 | CURRENT ASSETS | 46,970,029 | 52 | 43,136,225 | 50 |
| s03 | CASH AND SHORT-TERM INVESTMENTS | 10,182,321 | 11 | 8,918,798 | 10 |
| s04 | ACCOUNTS AND NOTES RECEIVABLE (NET) | 17,656,968 | 19 | 15,926,458 | 18 |
| s05 | OTHER ACCOUNTS AND NOTES RECEIVABLE (NET) | 837,448 | 1 | 1,416,055 | 2 |
| s06 | INVENTORIES | 17,613,562 | 19 | 16,062,955 | 18 |
| s07 | OTHER CURRENT ASSETS | 679,730 | 1 | 811,959 | 1 |
| s08 | LONG-TERM | 5,082,876 | 6 | 4,669,516 | 5 |
| s09 | ACCOUNTS AND NOTES RECEIVABLE (NET) | 44,528 | 0 | 132,781 | 0 |
| s10 | INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES | 4,127,252 | 5 | 3,862,311 | 4 |
| s11 | OTHER INVESTMENTS | 911,096 | 1 | 674,424 | 1 |
| s12 | PROPERTY, PLANT AND EQUIPMENT (NET) | 37,758,752 | 42 | 38,332,410 | 44 |
| s13 | LAND AND BUILDINGS | 33,003,042 | 36 | 31,898,303 | 37 |
| s14 | MACHINERY AND INDUSTRIAL EQUIPMENT | 34,964,961 | 39 | 35,631,006 | 41 |
| s15 | OTHER EQUIPMENT | 6,025,136 | 7 | 6,038,544 | 7 |
| s16 | ACCUMULATED DEPRECIATION | 37,551,734 | 41 | 36,523,967 | 42 |
| s17 | CONSTRUCTION IN PROGRESS | 1,317,347 | 1 | 1,288,524 | 1 |
| s18 | OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET) | 186,622 | 0 | 187,731 | 0 |
| s19 | OTHER ASSETS | 574,912 | 1 | 506,269 | 1 |
| s20 | TOTAL LIABILITIES | 43,942,716 | 100 | 38,632,353 | 100 |
| s21 | CURRENT LIABILITIES | 24,134,911 | 55 | 16,260,097 | 42 |
| s22 | SUPPLIERS | 6,070,453 | 14 | 6,880,376 | 18 |
| s23 | BANK LOANS | 6,833,046 | 16 | 645,652 | 2 |
| s24 | STOCK MARKET LOANS | 800,000 | 2 | 624,300 | 2 |
| s25 | TAXES PAYABLE | 3,528,845 | 8 | 2,014,779 | 5 |
| s26 | OTHER CURRENT LIABILITIES | 6,902,567 | 16 | 6,094,990 | 16 |
| s27 | LONG-TERM LIABILITIES | 11,820,869 | 27 | 14,132,416 | 37 |
| s28 | BANK LOANS | 9,511,441 | 22 | 10,888,522 | 28 |
| s29 | STOCK MARKET LOANS | 2,250,000 | 5 | 3,173,525 | 8 |
| s30 | OTHER LOANS | 59,428 | 0 | 70,369 | 0 |
| s31 | DEFERRED LIABILITIES | 44 | 0 | 165 | 0 |
| s32 | OTHER NON CURRENT LIABILITIES | 7,986,892 | 18 | 8,239,675 | 21 |
| s33 | CONSOLIDATED STOCKHOLDERS' EQUITY | 46,630,475 | 100 | 48,199,798 | 100 |
| s34 | MINORITY INTEREST | 7,856,855 | 17 | 9,342,396 | 19 |
| s35 | MAJORITY INTEREST | 38,773,620 | 83 | 38,857,402 | 81 |
| s36 | CONTRIBUTED CAPITAL | 8,468,954 | 18 | 8,479,234 | 18 |
| s79 | CAPITAL STOCK | 6,372,211 | 14 | 6,382,491 | 13 |
| s39 | PREMIUM ON ISSUANCE OF SHARES | 2,096,743 | 4 | 2,096,743 | 4 |
| s40 | CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES | 0 | 0 | 0 | 0 |
| s41 | EARNED CAPITAL | 30,304,666 | 65 | 30,378,168 | 63 |
| s42 | RETAINED EARNINGS AND CAPITAL RESERVES | 71,330,849 | 153 | 71,240,007 | 148 |
| s44 | OTHER ACCUMULATED COMPREHENSIVE RESULT | (41,026,183) | (88) | (40,861,839) | (85) |
| s80 | SHARES REPURCHASED | 0 | 0 | 0 | 0 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 4 YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

| REF S | CONCEPTS | CURRENT YEAR | | PREVIOUS YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| s03 | CASH AND SHORT-TERM INVESTMENTS | 10,182,321 | 100 | 8,918,798 | 100 |
| s46 | CASH | 1,002,276 | 10 | 1,198,547 | 13 |
| s47 | SHORT-TERM INVESTMENTS | 9,180,045 | 90 | 7,720,251 | 87 |
| s07 | OTHER CURRENT ASSETS | 679,730 | 100 | 811,959 | 100 |
| s81 | DERIVATIVE FINANCIAL INSTRUMENTS | 501,869 | 74 | 571,034 | 70 |
| s82 | DISCONTINUED OPERATIONS | 0 | 0 | 0 | 0 |
| s83 | OTHER | 177,861 | 26 | 240,925 | 30 |
| s18 | OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET) | 186,622 | 100 | 187,731 | 100 |
| s48 | DEFERRED EXPENSES (NET) | 104,992 | 56 | 105,350 | 56 |
| s49 | GOODWILL | 76,907 | 41 | 76,907 | 41 |
| s51 | OTHER | 4,723 | 3 | 5,474 | 3 |
| s19 | OTHER ASSETS | 574,912 | 100 | 506,269 | 100 |
| s84 | INTANGIBLE ASSET FROM LABOR OBLIGATIONS | 473,399 | 82 | 429,725 | 85 |
| s85 | DERIVATIVE FINANCIAL INSTRUMENTS | 0 | 0 | 0 | 0 |
| s50 | DEFERRED TAXES | 0 | 0 | 0 | 0 |
| s86 | DISCONTINUED OPERATIONS | 0 | 0 | 0 | 0 |
| s87 | OTHER | 101,513 | 18 | 76,544 | 15 |
| s21 | CURRENT LIABILITIES | 24,134,911 | 100 | 16,260,097 | 100 |
| s52 | FOREIGN CURRENCY LIABILITIES | 1,237,489 | 5 | 2,488,505 | 15 |
| s53 | MEXICAN PESOS LIABILITIES | 22,897,422 | 95 | 13,771,592 | 85 |
| s26 | OTHER CURRENT LIABILITIES | 6,902,567 | 100 | 6,094,990 | 100 |
| s88 | DERIVATIVE FINANCIAL INSTRUMENTS | 822,796 | 12 | 336,985 | 6 |
| s89 | INTEREST LIABILITIES | 106,745 | 2 | 138,093 | 2 |
| s68 | PROVISIONS | 2,350,403 | 34 | 2,219,790 | 36 |
| s90 | DISCONTINUED OPERATIONS | 0 | 0 | 0 | 0 |
| s58 | OTHER CURRENT LIABILITIES | 3,622,623 | 52 | 3,400,122 | 56 |
| s27 | LONG-TERM LIABILITIES | 11,820,869 | 100 | 14,132,416 | 100 |
| s59 | FOREIGN CURRENCY LIABILITIES | 9,437,118 | 80 | 10,548,967 | 75 |
| s60 | MEXICAN PESOS LIABILITIES | 2,383,751 | 20 | 3,583,449 | 25 |
| s31 | DEFERRED LIABILITIES | 44 | 100 | 165 | 100 |
| s65 | NEGATIVE GOODWILL | 0 | 0 | 0 | 0 |
| s67 | OTHER | 44 | 100 | 165 | 100 |
| s32 | OTHER NON CURRENT LIABILITIES | 7,986,892 | 100 | 8,239,675 | 100 |
| s66 | DEFERRED TAXES | 7,825,505 | 98 | 8,033,717 | 98 |
| s91 | OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE | 0 | 0 | 0 | 0 |
| s92 | DISCONTINUED OPERATIONS | 0 | 0 | 0 | 0 |
| s69 | OTHER LIABILITIES | 161,387 | 2 | 205,958 | 2 |
| s79 | CAPITAL STOCK | 6,372,211 | 100 | 6,382,491 | 100 |
| s37 | CAPITAL STOCK (NOMINAL) | 901,428 | 14 | 911,391 | 14 |
| s38 | RESTATEMENT OF CAPITAL STOCK | 5,470,783 | 86 | 5,471,100 | 86 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 4 YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

| REF S | CONCEPTS | CURRENT YEAR | | PREVIOUS YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| s42 | RETAINED EARNINGS AND CAPITAL RESERVES | 71,330,849 | 100 | 71,240,007 | 100 |
| s93 | LEGAL RESERVE | 381,635 | 1 | 381,635 | 1 |
| s43 | RESERVE FOR REPURCHASE OF SHARES | 3,366,553 | 5 | 1,063,354 | 1 |
| s94 | OTHER RESERVES | 0 | 0 | 0 | 0 |
| s95 | RETAINED EARNINGS | 59,844,253 | 84 | 60,842,648 | 85 |
| s45 | NET INCOME FOR THE YEAR | 7,738,408 | 11 | 8,952,370 | 13 |
| s44 | OTHER ACCUMULATED COMPREHENSIVE RESULT | (41,026,183) | 100 | (40,861,839) | 100 |
| s70 | ACCUMULATED MONETARY RESULT | 265,272 | (1) | 265,272 | (1) |
| s71 | RESULT FROM HOLDING NON-MONETARY ASSETS | (34,493,803) | 84 | (34,701,634) | 85 |
| s96 | CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION | 6,809 | 0 | 7,376 | 0 |
| s97 | CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS | (60,483) | 0 | 309,938 | (1) |
| s98 | CUMULATIVE EFFECT OF DEFERRED INCOME TAXES | (6,826,037) | 17 | (6,817,335) | 17 |
| s99 | LABOR OBLIGATION ADJUSTMENT | (7,648) | 0 | (15,163) | 0 |
| s100 | OTHER | 89,707 | 0 | 89,707 | 0 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 4 YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED

Final Printing

| REFS | CONCEPTS | CURRENT YEAR | PREVIOUS YEAR |
|---|---|---|---|
| | | Amount | Amount |
| s57 | OTHER CURRENT LIABILITIES WITH COST | 32,707 | 419,492 |
| s63 | OTHER LOANS WITH COST | 0 | 0 |
| s72 | WORKING CAPITAL | 22,835,118 | 26,876,128 |
| s73 | PENSIONS AND SENIORITY PREMIUMS | 0 | 0 |
| s74 | EXECUTIVES (*) | 1,011 | 1,026 |
| s75 | EMPLOYEES (*) | 54,806 | 51,652 |
| s76 | WORKERS (*) | 24,554 | 24,846 |
| s77 | OUTSTANDING SHARES (*) | 2,338,690,900 | 2,364,540,000 |
| s78 | REPURCHASED SHARES (*) | 406,309,100 | 380,460,000 |
| s101 | RESTRICTED CASH | 699,589 | 567,212 |
| s102 | NET DEBT OF NON CONSOLIDATED COMPANIES | 39,234 | 248,221 |

(*) THESE CONCEPTS ARE STATED IN UNITS

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 4 YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO DECEMBER 31 OF 2006 AND 2005

AUDITED (Thousands of Mexican Pesos) Final Printing

| REF R | CONCEPTS | CURRENT YEAR | | PREVIOUS YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| r01 | NET SALES | 92,314,611 | 100 | 81,255,052 | 100 |
| r02 | COST OF SALES | 68,321,273 | 74 | 60,516,028 | 74 |
| r03 | GROSS PROFIT | 23,993,338 | 26 | 20,739,024 | 26 |
| r04 | OPERATING EXPENSES | 10,953,210 | 12 | 11,094,692 | 14 |
| r05 | OPERATING INCOME | 13,040,128 | 14 | 9,644,332 | 12 |
| r06 | INTEGRAL FINANCING COST | 1,865,219 | 2 | 2,337,610 | 3 |
| r07 | INCOME AFTER INTEGRAL FINANCING COST | 11,174,909 | 12 | 7,306,722 | 9 |
| r08 | OTHER EXPENSE AND INCOME (NET) | (158,381) | 0 | (905,442) | (1) |
| r44 | SPECIAL ITEMS | 256,051 | 0 | (3,297,086) | (4) |
| r09 | INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING | 11,077,239 | 12 | 11,509,250 | 14 |
| r10 | PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING | 3,485,665 | 4 | 2,497,061 | 3 |
| r11 | NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING | 7,591,574 | 8 | 9,012,189 | 11 |
| r12 | EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES | 1,847,351 | 2 | 1,250,777 | 2 |
| r13 | CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS | 9,438,925 | 10 | 10,262,966 | 13 |
| r14 | INCOME FROM DISCONTINUED OPERATIONS | 0 | 0 | (302,303) | 0 |
| r15 | CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS | 9,438,925 | 10 | 10,565,269 | 13 |
| r16 | EXTRAORDINARY ITEMS, NET EXPENSE (INCOME) | 0 | 0 | 0 | 0 |
| r17 | CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET | 0 | 0 | 63,063 | 0 |
| r18 | NET CONSOLIDATED INCOME | 9,438,925 | 10 | 10,502,206 | 13 |
| r19 | NET INCOME OF MINORITY INTEREST | 1,700,517 | 2 | 1,549,836 | 2 |
| r20 | NET INCOME OF MAJORITY INTEREST | 7,738,408 | 8 | 8,952,370 | 11 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 4 YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

AUDITED (Thousands of Mexican Pesos) Final Printing

| REF R | CONCEPTS | CURRENT YEAR | | PREVIOUS YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| r01 | NET SALES | 92,314,611 | 100 | 81,255,052 | 100 |
| r21 | DOMESTIC | 81,873,659 | 89 | 74,251,056 | 91 |
| r22 | FOREIGN | 10,440,952 | 11 | 7,003,996 | 9 |
| r23 | TRANSLATED INTO DOLLARS (***) | 933,696 | 1 | 609,673 | 1 |
| r06 | INTEGRAL FINANCING COST | 1,865,219 | 100 | 2,337,610 | 100 |
| r24 | INTEREST EXPENSE | 3,531,067 | 189 | 4,101,012 | 175 |
| r42 | LOSS (GAIN) ON RESTATEMENT OF UDI'S | 0 | 0 | 637 | 0 |
| r45 | OTHER FINANCE COSTS | 190 | 0 | 302,293 | 13 |
| r26 | INTEREST INCOME | 1,828,574 | 98 | 1,930,348 | 83 |
| r46 | OTHER FINANCIAL PRODUCTS | 10,928 | 1 | 109,606 | 5 |
| r25 | FOREIGN EXCHANGE LOSS (GAIN) (NET) | 347,246 | 19 | 371,823 | 16 |
| r28 | RESULT FROM MONETARY POSITION | (173,782) | (9) | (398,201) | (17) |
| r10 | PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING | 3,485,665 | 100 | 2,497,061 | 100 |
| r32 | INCOME TAX | 3,639,040 | 104 | 3,101,157 | 124 |
| r33 | DEFERRED INCOME TAX | (592,888) | (17) | (874,821) | (35) |
| r34 | EMPLOYEES' PROFIT SHARING EXPENSES | 514,257 | 15 | 449,366 | 18 |
| r35 | DEFERRED EMPLOYEES' PROFIT SHARING | (74,744) | (2) | (178,641) | (7) |

(***) THOUSANDS OF DOLLARS

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO | QUARTER: 4 | YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

| REF R | CONCEPTS | CURRENT YEAR | PREVIOUS YEAR |
|---|---|---|---|
| | | Amount | Amount |
| r36 | TOTAL SALES | 92,314,612 | 81,255,053 |
| r37 | TAX RESULT FOR THE YEAR | 9,681,011 | 7,359,721 |
| r38 | NET SALES (**) | 92,314,611 | 81,255,052 |
| r39 | OPERATING INCOME (**) | 13,040,128 | 9,644,332 |
| r40 | NET INCOME OF MAJORITY INTEREST (**) | 7,738,408 | 8,952,370 |
| r41 | NET CONSOLIDATED INCOME (**) | 9,438,925 | 10,502,206 |
| r47 | OPERATIVE DEPRECIATION AND ACCUMULATED | 2,478,559 | 2,448,527 |

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 4 YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM OCTOBER THE 1st TO DECEMBER 31 OF 2006 AND 2005 CONSOLIDATED

AUDITED (Thousands of Mexican Pesos) Final Printing

| REF RT | CONCEPTS | CURRENT YEAR | | PREVIOUS YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| rt01 | NET SALES | 26,112,859 | 100 | 22,925,533 | 100 |
| rt02 | COST OF SALES | 19,210,374 | 74 | 17,161,437 | 75 |
| rt03 | GROSS PROFIT | 6,902,485 | 26 | 5,764,096 | 25 |
| rt04 | OPERATING EXPENSES | 2,948,163 | 11 | 2,702,915 | 12 |
| rt05 | OPERATING INCOME | 3,954,322 | 15 | 3,061,181 | 13 |
| rt06 | INTEGRAL FINANCING COST | 921,678 | 4 | 834,611 | 4 |
| rt07 | INCOME AFTER INTEGRAL FINANCING COST | 3,032,644 | 12 | 2,226,570 | 10 |
| rt08 | OTHER EXPENSE AND INCOME (NET) | 101,548 | 0 | (51,028) | 0 |
| rt44 | SPECIAL ITEMS | 252,000 | 1 | (2,951,168) | (13) |
| rt09 | INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING | 2,679,096 | 10 | 5,228,766 | 23 |
| rt10 | PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING | 947,257 | 4 | 735,857 | 3 |
| rt11 | NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING | 1,731,839 | 7 | 4,492,909 | 20 |
| rt12 | EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES | 496,888 | 2 | 239,415 | 1 |
| rt13 | CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS | 2,228,727 | 9 | 4,732,324 | 21 |
| rt14 | INCOME FROM DISCONTINUED OPERATIONS | 0 | 0 | (12,201) | 0 |
| rt15 | CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS | 2,228,727 | 9 | 4,744,525 | 21 |
| rt16 | EXTRAORDINARY ITEMS, NET EXPENSE (INCOME) | 0 | 0 | 0 | 0 |
| rt17 | CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET | 0 | 0 | 0 | 0 |
| rt18 | NET CONSOLIDATED INCOME | 2,228,727 | 9 | 4,744,525 | 21 |
| rt19 | NET INCOME OF MINORITY INTEREST | 408,739 | 2 | 438,371 | 2 |
| rt20 | NET INCOME OF MAJORITY INTEREST | 1,819,988 | 7 | 4,306,154 | 19 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO | QUARTER: 4 | YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

GRUPO CARSO, S.A. DE C.V.

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

| REF RT | CONCEPTS | CURRENT YEAR Amount | % | PREVIOUS YEAR Amount | % |
|---|---|---|---|---|---|
| rt01 | NET SALES | 26,112,859 | 100 | 22,925,533 | 100 |
| rt21 | DOMESTIC | 23,644,084 | 91 | 21,496,266 | 94 |
| rt22 | FOREIGN | 2,468,775 | 9 | 1,429,267 | 6 |
| rt23 | TRANSLATED INTO DOLLARS (***) | 226,282 | 1 | 131,833 | 1 |
| rt06 | INTEGRAL FINANCING COST | 921,678 | 100 | 834,611 | 100 |
| rt24 | INTEREST EXPENSE | 980,079 | 106 | 970,211 | 116 |
| rt42 | LOSS (GAIN) ON RESTATEMENT OF UDI'S | 0 | 0 | 0 | 0 |
| rt45 | OTHER FINANCE COSTS | 19 | 0 | 302,279 | 36 |
| rt26 | INTEREST INCOME | 204,659 | 22 | 427,880 | 51 |
| rt46 | OTHER FINANCIAL PRODUCTS | (281) | 0 | 23,369 | 3 |
| rt25 | FOREIGN EXCHANGE LOSS (GAIN) (NET) | 239,877 | 26 | 176,344 | 21 |
| rt28 | RESULT FROM MONETARY POSITION | (93,919) | (10) | (162,974) | (20) |
| rt10 | PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING | 947,257 | 100 | 735,857 | 100 |
| rt32 | INCOME TAX | 1,112,880 | 117 | 742,431 | 101 |
| rt33 | DEFERRED INCOME TAX | (228,539) | (24) | (30,484) | (4) |
| rt34 | EMPLOYEES' PROFIT SHARING EXPENSES | 90,785 | 10 | 77,680 | 11 |
| rt35 | DEFERRED EMPLOYEES' PROFIT SHARING | (27,869) | (3) | (53,770) | (7) |

(***) THOUSANDS OF DOLLARS

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO | QUARTER: 4 | YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

AUDITED

(Thousands of Mexican Pesos)

Final Printing

| REF RT | CONCEPTS | CURRENT YEAR | PREVIOUS YEAR |
|---|---|---|---|
| | | Amount | Amount |
| rt47 | OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES | 639,744 | 601,586 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO

QUARTER: 4 YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO DECEMBER 31 OF 2006 AND 2005

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

| REF C | CONCEPTS | CURRENT YEAR | PREVIOUS YEAR |
|---|---|---|---|
| | | Amount | Amount |
| c01 | CONSOLIDATED NET INCOME | 9,438,925 | 10,502,206 |
| c02 | + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES | 143,767 | (3,943,743) |
| c03 | RESOURCES FROM NET INCOME FOR THE YEAR | 9,582,692 | 6,558,463 |
| c04 | RESOURCES PROVIDED OR USED IN OPERATION | (704,496) | (1,675,824) |
| c05 | RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES | 8,878,196 | 4,882,639 |
| c06 | RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES | 5,134,052 | (2,377,163) |
| c07 | RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES | (6,454,053) | (2,025,348) |
| c08 | RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES | (1,320,001) | (4,402,511) |
| c09 | RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES | (6,294,672) | 4,693,042 |
| c10 | NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS | 1,263,523 | 5,173,170 |
| c11 | CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD | 8,918,798 | 3,745,628 |
| c12 | CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD | 10,182,321 | 8,918,798 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO

QUARTER: 4 YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

| REF C | CONCEPTS | CURRENT YEAR | PREVIOUS YEAR |
|---|---|---|---|
| | | Amount | Amount |
| c02 | + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES | 143,767 | (3,943,743) |
| c13 | + DEPRECIATION AND AMORTIZATION FOR THE YEAR | 2,478,559 | 2,448,527 |
| c41 | + (-) OTHER ITEMS | (2,334,792) | (6,392,270) |
| c04 | RESOURCES PROVIDED OR USED IN OPERATION | (704,496) | (1,675,824) |
| c18 | + (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE | (1,939,975) | (2,772,885) |
| c19 | + (-) DECREASE (INCREASE) IN INVENTORIES | (256,310) | (1,774,185) |
| c20 | + (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE | 606,063 | 587,339 |
| c21 | + (-) INCREASE (DECREASE) IN SUPPLIERS | (465,880) | 1,184,174 |
| c22 | + (-) INCREASE (DECREASE) IN OTHER LIABILITIES | 1,351,606 | 1,099,733 |
| c06 | RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES | 5,134,052 | (2,377,163) |
| c23 | + BANK FINANCING | 5,095,660 | (6,611,232) |
| c24 | + STOCK MARKET FINANCING | (747,825) | 2,855,911 |
| c25 | + DIVIDEND RECEIVED | 1,183,943 | 933,503 |
| c26 | + OTHER FINANCING | (397,726) | 444,655 |
| c27 | (-) BANK FINANCING AMORTIZATION | 0 | 0 |
| c28 | (-) STOCK MARKET FINANCING AMORTIZATION | 0 | 0 |
| c29 | (-) OTHER FINANCING AMORTIZATION | 0 | 0 |
| c42 | + (-) OTHER ITEMS | 0 | 0 |
| c07 | RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES | (6,454,053) | (2,025,348) |
| c30 | + (-) INCREASE (DECREASE) IN CAPITAL STOCK | (9,963) | (11,138) |
| c31 | (-) DIVIDENDS PAID | (5,777,833) | (1,393,247) |
| c32 | + PREMIUM ON ISSUANCE OF SHARES | (666,257) | (620,963) |
| c33 | + CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES | 0 | 0 |
| c43 | + (-) OTHER ITEMS | 0 | 0 |
| c09 | RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES | (6,294,672) | 4,693,042 |
| c34 | + (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS | (3,661,181) | 1,271,805 |
| c35 | (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT | (2,568,220) | (2,497,604) |
| c36 | (-) INCREASE IN CONSTRUCTIONS IN PROGRESS | (144,319) | (433,553) |
| c37 | + SALE OF OTHER PERMANENT INVESTMENTS | 0 | 0 |
| c38 | + SALE OF TANGIBLE FIXED ASSETS | 147,510 | 456,873 |
| c39 | + (-) OTHER ITEMS | (68,462) | 5,895,521 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 4 YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

DATA PER SHARE

AUDITED CONSOLIDATED INFORMATION Final Printing

| REF D | CONCEPTS | CURRENT YEAR | | | PREVIOUS YEAR | | |
|---|---|---|---|---|---|---|---|
| | | AMOUNT | | | AMOUNT | | |
| d01 | BASIC PROFIT PER ORDINARY SHARE (**) | $ | 3.30 | | $ | 3.76 | |
| d02 | BASIC PROFIT PER PREFERRED SHARE (**) | $ | 0.00 | | $ | 0.00 | |
| d03 | DILUTED PROFIT PER ORDINARY SHARE (**) | $ | 0.00 | | $ | 0.00 | |
| d04 | CONTINUING OPERATING PROFIT PER COMMON SHARE (**) | $ | 4.02 | | $ | 4.31 | |
| d05 | EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**) | $ | 0.00 | | $ | (0.13) | |
| d06 | EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**) | $ | 0.00 | | $ | 0.00 | |
| d07 | EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**) | $ | 0.00 | | $ | 0.03 | |
| d08 | CARRYNG VALUE PER SHARE | $ | 16.58 | | $ | 16.43 | |
| d09 | CASH DIVIDEND ACCUMULATED PER SHARE | $ | 2.31 | | $ | 0.26 | |
| d10 | DIVIDEND IN SHARES PER SHARE | | 0.00 | shares | | 0.00 | shares |
| d11 | MARKET PRICE TO CARRYING VALUE | | 2.41 | times | | 1.64 | times |
| d12 | MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**) | | 12.12 | times | | 7.16 | times |
| d13 | MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**) | | 0.00 | times | | 0.00 | times |

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO | QUARTER: 4 | YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

RATIOS

AUDITED | CONSOLIDATED | Final Printing

| REFP | CONCEPTS | CURRENT YEAR | | PREVIOUS YEAR | |
|---|---|---|---|---|---|
| | YIELD | | | | |
| p01 | NET INCOME TO NET SALES | 10.22 | % | 12.92 | % |
| p02 | NET INCOME TO STOCKHOLDERS' EQUITY (**) | 19.95 | % | 23.03 | % |
| p03 | NET INCOME TO TOTAL ASSETS (**) | 10.42 | % | 12.09 | % |
| p04 | CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME | 60.33 | % | 8.75 | % |
| p05 | RESULT FROM MONETARY POSITION TO NET INCOME | 1.84 | % | 3.79 | % |
| | ACTIVITY | | | | |
| p06 | NET SALES TO NET ASSETS (**) | 1.01 | times | 0.93 | times |
| p07 | NET SALES TO FIXED ASSETS (**) | 2.44 | times | 2.11 | times |
| p08 | INVENTORIES TURNOVER (**) | 3.87 | times | 3.76 | times |
| p09 | ACCOUNTS RECEIVABLE IN DAYS OF SALES | 59.87 | days | 61.35 | days |
| p10 | PAID INTEREST TO TOTAL LIABILITIES WITH COST (**) | 18.12 | % | 25.92 | % |
| | LEVERAGE | | | | |
| p11 | TOTAL LIABILITIES TO TOTAL ASSETS | 48.51 | % | 44.49 | % |
| p12 | TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY | 0.94 | times | 0.80 | times |
| p13 | FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES | 24.29 | % | 33.74 | % |
| p14 | LONG-TERM LIABILITIES TO FIXED ASSETS | 31.30 | % | 36.86 | % |
| p15 | OPERATING INCOME TO INTEREST PAID | 3.69 | times | 2.35 | times |
| p16 | NET SALES TO TOTAL LIABILITIES (**) | 2.10 | times | 2.10 | times |
| | LIQUIDITY | | | | |
| p17 | CURRENT ASSETS TO CURRENT LIABILITIES | 1.94 | times | 2.65 | times |
| p18 | CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES | 1.21 | times | 1.66 | times |
| p19 | CURRENT ASSETS TO TOTAL LIABILITIES | 1.06 | times | 1.11 | times |
| p20 | AVAILABLE ASSETS TO CURRENT LIABILITIES | 42.18 | % | 54.85 | % |
| | STATEMENTS OF CHANGES | | | | |
| p21 | RESOURCES FROM NET INCOME TO NET SALES | 10.38 | % | 8.07 | % |
| p22 | RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES | (0.76) | % | (2.06) | % |
| p23 | RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID | 2.51 | times | 1.19 | times |
| p24 | EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING | (388.94) | % | 53.99 | % |
| p25 | INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING | 488.94 | % | 46.00 | % |
| p26 | ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES | 40.79 | % | (53.21) | % |

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER: 4 YEAR: 2006

## ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

AUDITED

Final Printing

| SERIES | NOMINAL VALUE | VALID COUPON | NUMBER OF SHARES | | | | CAPITAL STOCK | |
|---|---|---|---|---|---|---|---|---|
| | | | FIXED PORTION | VARIABLE PORTION | MEXICAN | FREE SUBSCRIPTION | FIXED | VARIABLE |
| A1 | 0.0000 | 16 | 2,338,690,900 | 0 | 2,338,690,900 | 0 | 901,428 | 0 |
| TOTAL | | | 2,338,690,900 | 0 | 2,338,690,900 | 0 | 901,428 | 0 |

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 2,338,690,900

NOTES